SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

24 November, 2010

BP MAKES A SIGNIFICANT DEEP GAS DISCOVERY
IN EGYPT'S WEST NILE DELTA

BP Egypt announced today that it has made a significant gas discovery in the Deepwater West Nile Delta area.

The Hodoa discovery is located in the West Mediterranean Deepwater, Nile Delta concession, some 80 km northwest of Alexandria. The WMDW-7 well was drilled to a depth of 6350 metres and is the first Oligocene Deep Water discovery in the West Nile Delta area. Further appraisal is underway.

BP operates and holds 80% of the West Mediterranean Deepwater concession with RWE Dea holding the remaining 20%. Hodoa was drilled by the Pride North America Semi-Sub rig, in a water depth of 1077 metres.

Mike Daly, BP's Executive Vice President of Exploration said: "The Hodoa discovery further demonstrates the great potential of the deep reservoirs in the Nile Delta."

Hesham Mekawi, President and General Manager of BP Egypt, commented: "Hodoa is an important discovery which builds upon BP's previous successes in the West Nile Delta. This discovery further reinforces the leadership role played by BP in Egypt and its ongoing commitment towards the development of Egypt's future gas business."

Notes to Editors

• BP's operations in Egypt span almost 50 years. BP has invested more than $17 billion in Egypt to date, making BP the single largest foreign investor in the country.

•    To date, BP Egypt, in collaboration with the Gulf of Suez Petroleum Company, BP's JV Company with the Egyptian General Petroleum Company, has been responsible for the production of almost 40% of
      Egypt's entire oil production. In addition, BP Egypt and its partners are currently producing close to 35% of the domestic gas demand.

•    BP has interests in thirteen offshore concessions in the Nile Delta, with operatorship of six.The North Alexandria and West Mediterranean Deepwater concessions are located in the Mediterranean, offshore of the city of Alexandria.

• BP Egypt has made a number of discoveries in these concessions including the Giza, Taurus, Libra, Fayoum and Ruby in the Pliocene, and the Raven discovery in the deeper Miocene formations.

Further enquiries:

BP Egypt office: +202 2706 2259
BP London press office: +44 207 496 4076

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 November, 2010
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary